Atna Resources Ltd. Announces $2 Million Bought Deal Financing

Vancouver, B.C. (October 29, 2004) Atna Resources Ltd. (TSX:ATN) has entered into an agreement (the “Agreement”) with Canaccord Capital Corporation (“Underwriter”) for the sale, on a bought deal underwritten basis, (the “Offering”) of an aggregate of 3,640,000 units (“Units”) at a price of $0.55 per Unit for gross proceeds of $2,002,000. The Underwriter has also been granted an over allotment option for an additional 3,640,000 Units ($2,002,000) which, if exercised prior to closing, will provide the Company with gross proceeds of $4,004,000. The Offering is subject to approval by the TSX Exchange.

Each Unit will be comprised of one common share (“Common Share”) and one half of a transferable share purchase warrant (“Warrant”). Each whole Warrant will entitle the holder to acquire one Common Share at a price of $0.70 within twelve months of issuance. Pursuant to the Agreement, the Underwriter is entitled to substitute, prior to closing, purchasers who are qualified to purchase the Units pursuant to applicable securities legislation.

The Underwriter shall be entitled to receive a cash commission representing 7% of the proceeds from the sale of the Units and underwriter’s warrants to acquire Common Shares, representing 10% of the Units sold, at a price of $0.60 per Common Share within twelve months of closing.

The net proceeds of the placement will be used for the exploration and development of the company’s properties and for general working capital purposes. Closing is scheduled for November 22, 2004.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com